Exhibit 3.1

AMENDMENT

TO RESTATED BYLAWS

OF RUDOLPH TECHNOLOGIES, INC.

Dated as of February 15, 2006

ARTICLE III, Section 2 of the Restated Bylaws of Rudolph Technologies, Inc. is hereby deleted in its entirety and replaced by the following:

“3.2. Number of Directors

The board of directors shall consist of such number of members as the board of directors may determine from time to time, but in no event shall this number be less than three (3) members. Upon the closing of the first sale of the corporation’s common stock pursuant to a firmly underwritten registered public offering (the “IPO”), the directors shall be divided into three classes, with the term of office of the first class, which class shall initially consist of three directors, to expire at the first annual meeting of stockholders held after the IPO; the term of office of the second class, which shall initially consist of three directors, to expire at the second annual meeting of stockholders held after the IPO; the term of office of the third class, which class shall initially consist of two directors, to expire at the third annual meeting of stockholders held after the IPO; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders held after such election.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

Except as herein modified and amended, the Restated Bylaws will remain in all respects in full force and effect.

RUDOLPH TECHNOLOGIES, INC.

By:	/s/ Paul F. McLaughlin
Name: Paul F. McLaughlin
Title: Chairman and Chief Executive Officer